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September 9, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BB&T Corporation (CIK No. 0000092230)

Application for Withdrawal of Registration Statement on Form RW

of the Registration Statement on Form S-3D (Registration No. 333-176745),

Accession No. 0001193125-11-244019

Ladies and Gentlemen:

On September 9, 2011, BB&T Corporation (the “Registrant”) filed a Registration Statement on Form S-3D (Registration No. 333-176745) (the “Prior Registration Statement”) with the Securities and Exchange Commission (the “Commission”). The Prior Registration Statement was filed to register 3,688,087 shares of the Registrant’s common stock that may be offered and sold by the Registrant under its Direct Stock Purchase and Dividend Reinvestment Plan (the “Plan”). On the cover of the Prior Registration Statement, the second box indicating that the securities being registered thereunder were being offered solely pursuant to dividend or interest reinvestment plans, was inadvertently checked. This selection was erroneous because the Plan includes a direct stock purchase component, in addition to a dividend reinvestment feature. The Registrant had accordingly intended to make the filing via a Registration Statement on Form S-3ASR, as opposed to the Registration Statement on Form S-3D. As such, the Registrant hereby respectfully requests the Commission to withdraw the Prior Registration Statement pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), effective immediately.

On the date hereof, the Registrant intends to file a Registration Statement on Form S-3ASR (the “Revised Registration Statement”) in which the first box indicating that the securities being registered thereunder are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, will be checked. In addition to the foregoing revision, the Revised Registration Statement will also include:

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appropriate revisions to the Calculation of Registration Fee table indicating that the registration fee for the 3,688,087 shares of the Registrant’s common stock registered thereunder will be offset by the registration fees remitted in connection with the Prior Registration Statement; and

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September 9, 2011	SQUIRE, SANDERS & DEMPSEY (US) LLP

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an explanatory note disclosing the following: “This Registration Statement replaces and supersedes the Prior Registration Statement, which indicated that the securities registered thereunder were only being offered pursuant to dividend or interest reinvestment plans. The plan pursuant to which the registered securities will be issued includes a direct stock purchase component, in addition to a dividend reinvestment feature. Accordingly, this Registration Statement corrects the Prior Registration Statement by providing that the securities registered hereunder are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, but is otherwise identical to the Prior Registration Statement.”

For the avoidance of doubt, the Registrant is only requesting withdrawal of the Prior Registration Statement on Form S-3D (Registration No. 333-176745) and the Registrant is not requesting withdrawal of the Revised Registration Statement on Form S-3ASR.

The Registrant believes that withdrawal of the Prior Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. Further, no securities were issued or sold in connection with the Prior Registration Statement. In addition, the Registrant respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Prior Registration Statement be credited to the Registrant’s account to be offset against the filing fee for the Revised Registration Statement.

It is our understanding that this application for withdrawal of the Prior Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted. Please direct any inquiries regarding this withdrawal request to David Zagore, counsel to the Registrant, as provided above.

Sincerely,

/s/ David A. Zagore

David A. Zagore

cc: Robert J. Johnson, Esq. (BB&T Corporation)